UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 26 November, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 25 November 2025: Dealings in securities by directors and prescribed officers of Sasol Limited and major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

DEALINGS IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS OF SASOL LIMITED AND MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to the dealings in securities of Sasol by directors and prescribed officers of Sasol Limited and directors of its major subsidiaries.

Transaction date:	24 November 2025
Class of securities:	Sasol ordinary shares
Nature of transaction:	Sale of shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (ZAR)	Total value of transaction (ZAR)
R M Laxa	Sasol South Africa Limited: Director	1879	114,36	214 898,33

The persons below have transacted in securities awarded and accepted in 2020 in terms of the rules of the LTI Plan. This vesting is the second tranche of the 2020 award which partially vested at the achievement of corporate performance targets (CPTs).

Subject to Sasol's minimum shareholding requirement policy, participants had the option to retain all vested shares; sell sufficient vested shares to cover the tax liability and retain the balance thereof; or, to receive the net after tax amount.

All executive directors and prescribed officers of Sasol Limited must meet minimum shareholding requirements.

The dealings are set out below.

Transaction date:	20 November 2025
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (ZAR)[1]	Total value of transaction (ZAR)
W P Bruns	Sasol Limited: Director and Prescribed Officer	3 894	126,2800	491 734

1 Closing price of 19 November 2025.

Transaction date:	20 November 2025
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	USD0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Price per share (USD)[1]**	**Total value of transaction (USD)**
C H Herrmann	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Ltd: Director	5 925	7,30	43 253

1 Closing price of 19 November 2025.

Transaction date:	20 November 2025
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Selling Price per share (ZAR)[1]**	**Total value of transaction (ZAR)**
D C Moloi	Sasol Oil (Pty) Ltd: Director	3 894	126,0299	490 760

[1] Average selling price per share is based on transactions effected by the Company on 20 November 2025. Proceeds are allocated to the shares sold by Directors / Prescribed Officers, as with all participants, based on the outcome of the bulk sale.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	**Highest price (ZAR)**	**Lowest price (ZAR)**	**Volume Weighted Average Price (ZAR)**
20 November 2025	126,4300	125,8100	126,0299

Transaction date:	20 November 2025
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	USD 0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Selling Price per share (USD)[1]**	**Total value of the transaction (USD)**
C H Herrmann[2]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Ltd: Director	5 691	7,023	39 968

[1] Average selling price per share is based on transactions effected by the Company on 20 November 2025. Proceeds are allocated to the shares sold by directors / prescribed officers, as with all employees, based on the outcome of the bulk sale.
[2] In terms of the MSR policy, Directors and Prescribed Officers may sell vested shares to cover the taxation and transaction cost on the LTI award.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	**Highest price (USD)**	**Lowest price (USD)**	**Volume Weighted Average Price (USD)**
20 November 2025	7,080	7,000	7,023

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

25 November 2025
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 November 2025

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary